MEMORANDUM
TO:	DeCarlo McLaren and Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Associate General Counsel
DATE:	January 28, 2021
SUBJECT:
Response to legal comments to the initial registration statements (each, as applicable, a “Registration Statement” and, collectively, the “Registration Statements”) filed on Form N-14 on December 17-18, 2020, for the funds of the JNL Series Trust (“the “Trust”) as listed in the following reorganizations:

	File No.	Acquired Funds	Acquiring Funds
	333-251404	JNL/Goldman Sachs Competitive Advantage Fund JNL/Goldman Sachs Intrinsic Value Fund JNL/Goldman Sachs Dividend Income & Growth Fund JNL/Goldman Sachs Total Yield Fund	JNL/Vanguard U.S. Stock Market Index Fund
	333-251405	JNL/Goldman Sachs International 5 Fund JNL/Vanguard International Stock Market Index Fund JNL/RAFI Fundamental Asia Developed Fund JNL/RAFI Fundamental Europe Fund	JNL/Mellon International Index Fund
	333-251407	JNL/Vanguard Global Bond Market Index Fund	JNL/Mellon Bond Index Fund
	333-251408	JNL/Vanguard Small Company Growth Fund	JNL Multi-Manager Small Cap Growth Fund
	333-251409	JNL/DFA Moderate Growth Allocation Fund	JNL/Vanguard Moderate Growth ETF Allocation Fund
	333-251410	JNL/Mellon Index 5 Fund JNL/DFA Growth Allocation Fund	JNL/Vanguard Growth ETF Allocation Fund
	333-251456	JNL/Boston Partners Global Long Short Equity Fund	JNL Multi-Manager Alternative Fund
	333-251457	JNL/AQR Managed Futures Strategy Fund	JNL Moderate Growth Allocation Fund
	333-251460	JNL/AQR Large Cap Relaxed Constraint Equity Fund	JNL/AQR Large Cap Defensive Style Fund
	333-251462	JNL/Vanguard Capital Growth Fund	JNL/T. Rowe Price Established Growth Fund
	333-251463	JNL/Franklin Templeton International Small Cap Fund	JNL Multi-Manager International Small Cap Fund
	333-251464	JNL/PPM America Small Cap Value Fund	JNL Multi-Manager Small Cap Value Fund

This memorandum addresses accounting comments received via telephone on January 19, 2021, from the U.S. Securities and Exchange Commission staff (the “Commission Staff”) regarding the Registration Statements.

The comments are repeated below in italics, with responses immediately following. Capitalized terms used herein have the same meaning as in the Registration Statements.

A.	Global Comments
(The page numbers referenced below are in relation to File Number 333-251410. While the page numbers may vary with each Registration Statement, the comments and responses below apply to all File Numbers listed above, as applicable.)

1.
Please respond in an Edgar correspondence filing in advance of the definitive filings that the Registrant has removed the brackets and updated any missing information. Additionally, note that the Registrant understands that it is responsible for the accuracy or inaccuracy of each respective Registration Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the Registration Statements before the definitive filings. Additionally, the Registrant understands that it is responsible for the accuracy or inaccuracy of the Registration Statements notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.
Please consider primarily using the reference “Acquiring Fund” throughout the Registration Statements instead of an abbreviated fund name (for example, in File Number 333-251410, please considering replacing “Vanguard Fund” with “Acquiring Fund”). See PDF page 10, proxy statement page i.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to page i of Registration Statements where each Acquiring Fund has been defined as either its abbreviated fund name or “Acquiring Fund” throughout the Registration Statements. The Registrant believes the disclosure is easily understandable to the reader.

3.	Please include the FAST ACT hyperlinks within the Registration Statements for any information incorporated by reference. See PDF page 11, proxy statement page ii.

RESPONSE: The Registrant has made the requested updates.

4.
In the “Approval of the Plan of Reorganization with respect to the Reorganization of the [Acquired] Fund into the [Acquiring] Fund,” section(s) of the Registration Statements, please consider using bold headings for each bullet point so that investors can easily assess what each bullet point or section is discussing. See PDF page 15, proxy statement page 2.

RESPONSE: The Registrant has made the requested updates.

5.
In the “Approval of the Plan of Reorganization with respect to the Reorganization of the [Acquired] Fund into the [Acquiring] Fund,” section(s) of the Registration Statements, please consider placing the strategies in a side-by-side format for an easier comparison and readability. See the second bullet point on PDF page 15, proxy statement page 2.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the last sentence of this bullet point, which points the reader to the section “Comparison of Investment Objectives and Principal Investment Strategies” section, which contains a side-by-side comparison and is responsive to this comment.

6.
In the “Approval of the Plan of Reorganization with respect to the Reorganization of the [Acquired] Fund into the [Acquiring] Fund,” section(s) of the Registration Statements, please either remove the second paragraph of the bullet point disclosing each fund’s net assets or explain why it has been included. See the second bullet point from the top of the page on PDF page 16, proxy statement page 3 and the fourth bullet point on PDF page 28, proxy statement page 15.

RESPONSE: The Registrant believes this paragraph is helpful to readers because it reflects the Acquiring Fund’s assets under management as of the date of the reorganizations, if all proposals in the Registration Statement are approved.

7.
In the “Approval of the Plan of Reorganization with respect to the Reorganization of the [Acquired] Fund into the [Acquiring] Fund,” section(s) of the Registration Statements, please state in Plain English if the fees will be higher or lower, as you have in the second proposal. See the last bullet point on the bottom of PDF page 16, proxy statement page 3.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the preceding bullet point in each respective section of the Registration Statements, where it is discloses if each of the total annual fund operating expense ratio and management fee will be higher or lower after the Reorganization.

8.
In the “Approval of the Plan of Reorganization with respect to the Reorganization of the [Acquired] Fund into the [Acquiring] Fund,” section(s) of the Registration Statements, in the bullet point discussing the costs and expenses, please update the disclosure to include the portfolio repositioning fees. If the portfolio repositioning fees are not included, please disclose that those costs are not included. If there will be significant portfolio repositioning, please disclose the percentage of securities to be sold, who will bear the costs of the repositioning, the costs of the repositioning in dollars and as a percentage of net assets, and any tax impact of the repositioning. See the second bullet point from the top of PDF page 17, proxy statement page 4.

RESPONSE: The Registrant believes the disclosure is appropriate. Material repositioning costs are disclosed in each Registration Statement, as applicable.

9.
In the fee tables in the “Comparative Fee and Expense Tables” section of the Registration Statements, please clarify whether it is net or gross fees presented. If net fees are compared, there must also be disclosure regarding the effect of the fee when the waiver expires. See PDF pages 17-18, proxy statement pages 4-5.

RESPONSE: The Registrant notes that where there is an expense reimbursement or fee waiver arrangement in place, the fee table reflects the total annual operating expenses, the waiver amount, and the total annual operating expenses after the waiver/reimbursement. Additionally, the expense example assumptions note if a waiver agreement is to be discontinued after one year. The Registrant confirms that the fees and expenses are presented in in accordance with Item 3 of Form N-14.

10.
In the “Comparative Fee and Expense Tables” section of the Registration Statements, please update the fees and comparative fund data from December 31, 2019 to December 31, 2020, the close of the fiscal year end, or not later than June 30, 2020. See PDF pages 17-18, proxy statement pages 4-5.

RESPONSE: The Registrant confirms that this information reflects current fees and expenses in accordance with Item 3 of Form N-14.

11.
In the “Comparative Performance Information” section of the Registration Statements, please provide each fund’s average annual total return, average annual total return (after taxes on distributions), and average annual total return (after taxes on distributions and redemptions), in accordance with Item 4(b) of Form N-1A. See PDF pages 25-26, proxy statement pages 12-13 and PDF pages 38-39 proxy statement pages 25-26.

RESPONSE: The Registrant notes that the presentation of the average annual total return tables in the Registration Statements is consistent with the Registrant’s current prospectus. The funds are underlying investment options to variable products. As such, disclosure is presented in accordance with General Instruction C.3(d)(ii)(B) of Form N-1A, which states that a fund that uses a modified prospectus under Instruction (d)(i) may “modify other disclosure in the prospectus consistent with offering the Fund as a specific investment option for a defined contribution plan, tax-deferred arrangement, or variable contract.”

12.
 In the “Required Vote” section of the Registration Statements, please include a discussion on broker non-votes, noting that broker non-votes will have the same effect as a vote against the proposal(s) because approval requires an absolute percentage of affirmative votes. See the top paragraph on PDF page 58, proxy statement page 45.

RESPONSE: All of the shareholder accounts are held through the variable products and are not subject to broker non-votes. As such, the Registrant has not updated or supplemented this section of the Registration Statements.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File